UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                            People's Liberation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   711153 10 6
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                                 (CUSIP Number)

                                   Daniel Guez
                          c/o People's Liberation, Inc.
                          150 West Jefferson Boulevard
                          Los Angeles, California 90007
                                 (213) 745-2123
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 9, 2005
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             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 7)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

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CUSIP NO.  711153 10 6                                         PAGE 2 OF 7 PAGES
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DANIEL GUEZ

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (see instructions)



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         14,218,387

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         14,218,387

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,218,387

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________


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                                                                     Page 3 of 7


         This amendment to Schedule 13D ("Amendment Number 1") amends and supplements the Schedule 13D of Daniel Guez ("Guez") filed with the Securities and Exchange Commission on November 30, 2005 (the "Original Filing"). Terms not defined herein shall have the meaning ascribed to them in the Original Filing.

PURPOSE OF AMENDMENT NUMBER 1

         This Amendment Number 1 is being filed to report the sale of Preferred Stock and Common Stock of People's Liberation, Inc. by Guez. In addition, this Amendment Number 1 reports the completion of: the Actions agreed to pursuant to the terms of the Voting Agreement dated November 22, 2005 between Guez, Keating Reverse Merger Fund, and Colin Dyne; a change in the CUSIP for the Company's Common Stock, par value $0.001 per share; a change in corporate name of the Company; and the completion of a reverse split of the Company's Common Stock.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of the Original Filing is supplemented and amended by the information below.

         On January 5, 2006, at 4:30pm Eastern Standard Time, as a result of an amendment to the Company's Certificate of Incorporation, the Company changed its name from Century Pacific Financial Corporation to People's Liberation, Inc.

ITEM 2.  IDENTITY AND BACKGROUND.

         This  Amendment  Number 1 does not amend or supplement  the response to
Item 2 contained in the Original Filing.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amendment Number 1 reports the sale of Preferred Stock and Common Stock by Guez. Therefore, no further information is required to supplement the response to Item 3 contained in the Original Filing.

ITEM 4.  PURPOSE OF TRANSACTION.

         This  Amendment  Number 1 does not amend or supplement  the response to
Item 4 contained in the Original Filing. The transactions reported in this Amendment Number 1 relate to the sale of Preferred Stock and Common Stock by Guez to realize a return on his investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Filing is supplemented and amended by the information below.

         On December 9, 2005, in reliance upon exemptions from the Securities Act of 1933, as amended, Guez in a private sale sold 17,575 shares of the Company's Series A Convertible Preferred Stock, par value $0.001 per share ("Preferred Stock"), held by him to two individual investors at a price of $10.81 per share, for aggregate proceeds of $190,000. The shares of Preferred Stock sold by Guez on December 9, 2005, subsequently converted into 190,000 shares of Common Stock on a post Reverse Split basis (as defined below).

         On January 3, 2006, in reliance upon exemptions from the Securities Act of 1933, as amended, Guez in a private sale sold 13,181.259 shares of the Company's Preferred Stock held by him to two individual investors at a price of $10.81 per share, for aggregate proceeds of $142,500. The shares of Preferred Stock sold by Guez on January 3, 2006, subsequently converted into 142,500 shares of Common Stock on a post Reverse Split basis.

         On January 5, 2006, as a result of an amendment to the Company's Certificate of Incorporation authorizing a 1-for-9.25 reverse stock split of the Company's Common Stock ("the Reverse Split"), each share of the Company's Preferred Stock immediately and automatically converted into approximately 10.81 shares of the Company's Common Stock. As a result of the Reverse Split, the remaining 1,326,763.2 shares of Preferred Stock held by Guez after the above-mentioned sales immediately and automatically converted into 14,343,387 shares of the Company's Common Stock.

         On January 9, 2006, in reliance upon exemptions from the Securities Act of 1933, as amended, Guez in a private sale sold 125,000 shares of the Company's Common Stock held by him to an individual investor at a price of $1.00 per share.

         As of February 21, 2006, Guez beneficially owned 14,218,387 shares of the Company's Common Stock. Of the shares of Common Stock to which this Amendment Number 1 relates, 13,118,387 are held by Guez as an investment and 1,100,000 are held by Daniel S. Guez as Custodian for Isabella Guez UTMA of CA, also for investment. Assuming a total of 34,370,100 shares of the Company's Common Stock outstanding as of February 21, 2006, the Guez Shares constitute approximately 41.4% of the shares of the Company's Common Stock issued and outstanding. Guez has the sole power to vote and dispose of the Guez Shares.

         Mr. Guez has entered into a Voting Agreement with Colin Dyne and Keating Reverse Merger Fund ("KRM Fund"), the terms of which were previously disclosed in the Original Filing. On November 23, 2005, Guez, Colin Dyne, and KRM fund approved the Reverse Split, the corporate name change, and the stock incentive plan, as contemplated by the Voting Agreement. The Voting Agreement remains in effect with respect to the election of directors to the Company's Board of Directors. Guez hereby expressly disclaims beneficial ownership over any shares held by KRM Fund or Colin Dyne, and disclaims any shared voting power with respect to any matters.

         As of February 21, 2006, KRM Fund beneficially owned 1,148,679 shares of the Company's Common Stock. On the same date, after giving effect to the sale of 13,875 shares of Preferred Stock to individual investors in private sales, Colin Dyne beneficially owned 8,231,560 shares of the Company's Common Stock on a post Reverse Split basis. Assuming a total of 34,370,100 shares of the Company's Common Stock outstanding as of February 21, 2006, the KRM Shares and the Dyne Shares respectively constitute approximately 3.3% and 23.9% of the shares of the Company's Common Stock issued and outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Item 5 of this Amendment Number 1, which disclosure is incorporated herein by reference.


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                                                                     Page 5 of 7


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

     1 Voting Agreement dated as of November 22, 2005, by and among Daniel Guez, Colin Dyne and KRM Fund.*



*  PREVIOUSLY FILED WITH THE ORIGINAL FILING ON NOVEMBER 30, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.



Dated: February 21, 2006           /S/ DANIEL GUEZ
                                   --------------------------------
                                   Daniel Guez


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                                                                     Page 7 of 7


                                  EXHIBIT INDEX

Exhibit No.

     1 Voting Agreement dated as of November 22, 2005, by and among Daniel Guez, Colin Dyne and KRM Fund.*



*  PREVIOUSLY FILED WITH THE ORIGINAL FILING ON NOVEMBER 30, 2005.